Exhibit 4.8

Dear ____________,

Re: Side Letter to SAFE Agreement

This side letter (the “Side Letter”) is entered into as of December ___, 2025 by and between Tarsier Pharma Ltd. (the “Company”) and _____________________ (the “Investor”), in connection with the Simple Agreement for Future Equity (the “SAFE”) of even date between the Company and the Investor.

Any term not defined herein shall have the meaning provided to it under the SAFE.

In consideration of the mutual covenants and agreements contained herein and in the SAFE, the Company hereby agrees to grant the Investor a warrant (the “Warrant”), concurrently with and subject to the consummation of an Equity Financing, to purchase shares of the Company, in such number and type as specified below.

The terms of the Warrant shall be as follows:

1.	Exercise Period: The Warrant shall be exercisable for a period commencing on its grant date, being the initial closing of the Equity Financing (the “Grant Date”), and ending upon the earlier of (i) 60 months from the Grant Date, (ii) a Liquidity Event, or (iii) a Dissolution Event provided, however, that if the Equity Financing is an Initial Public Offering, then the Warrant shall be exercisable until the lapse of 36 months from the date of the Initial Public Offering. If not exercised within the Exercise Period, the Warrant shall expire and thereafter no longer confer any rights whatsoever upon the Investor. For the removal of doubt, if no Equity Financing occurs prior to a Liquidity Event or Dissolution Event, the Investor shall nonetheless be entitled to receive a warrant to participate in such event, pursuant to the terms hereunder, on an as-converted basis (i.e. by simulating the conversion of the SAFE) by providing the Company with a notice within seven (7) days of receipt of Company’s notice regarding such expected event (Company’s notice to be provided at least fourteen (14) days prior to such expected event).

With respect to an Initial Public Offering, notwithstanding the aforementioned, if the share price of the Company will exceed 60% over the original price in which Company shares were initially offered in the relevant stock exchange for at least ten (10) consecutive trading days (a “Share Price Trigger Event”), then the Exercise Period shall be shortened, such that the Investor shall have three (3) business days to exercise the Warrant from the occurrence of the Share Price Trigger Event.

2.	Exercise Price: The exercise price per share shall be the Safe Price.

3.	Type of Shares: The Warrant shall be exercisable into Safe Preferred Shares[1].

4.	Number of Shares: The Warrant shall be exercisable for the purchase of twice the number of Safe Preferred Shares issued to the Investor upon conversion of the SAFE.

5.	Other Terms: The Warrant shall be subject to such other customary terms and conditions, which will include (i) language accommodating changes in the number of shares exercisable hereunder in the event of Company capitalization adjustments, (ii) a cashless exercise mechanism, and (iii) the ability to assign the Warrant to affiliates (the definition of “affiliate” shall be consistent with the generally applicable “Permitted Transferee” definition under the Company’s articles of association).

This Side Letter shall be governed by and construed in accordance with the laws of the state of Israel, without regard to its conflict of laws principles.

Please confirm your agreement to the terms of this Side Letter by signing and returning a copy to the undersigned.

[Signature page immediately follows]

[1]	Subject to the third paragraph under Section 1(a) of the SAFE.

Sincerely,

Tarsier Pharma Ltd.

By:

Name:	Daphna Haim-Langford

Title:	Chief Executive Officer

Date:

Agreed and Accepted:

By:

Name:

Title:

Date: